Exhibit 99.97

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada, other than the Province of Quebec. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. Copies of the preliminary short form prospectus may be obtained from Clarus Securities Inc., 130 King Street West, Suite 3640, Toronto, ON M5X 1A9. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form pro;pectus, final short form pro;pectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

MARCH 2, 2022

BOUGHT DEAL OFFERING OF UNITS BY WAY OF SHORT FORM PROSPECTUS

Issuer:	enCore Energy Corp. (the “Company”).

Offering:	16,339,869 Units (the “Units”) of the Company. Each Unit will be comprised of one Common Share (each a “Common Share”) and one half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Full Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $2.00 for a period of 24 months following the Closing Date.

Offering Price:	$1.53 per Unit

Offering Size:	$24,999,999.60 ($29,999,998.30 m the event that the Over-allotment Option 1s exercised in full).

Type of Transaction:	Bought deal offering by way of a short form prospectus, subject to the underwriting agreement, to be filed in the provinces of Canada, other than the Province of Quebec. The Units may be offered and sold in the United States pursuant to the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), provided by Rule 144A thereunder or Rule 506(b) of Regulation D thereunder or in such other manner as to not require registration under the U.S. Securities Act. The Units may also be offered in those jurisdictions outside of Canada and the United States as agreed to by the Company and Clams Securities Inc.

Syndicate:	Clams Securities Inc. as Lead Underwriter and Sole Bookrunner on behalf of syndicate of underwriters (the “Underwriters”).

Eligibility:	Eligible for investment in RRSPs, RRIFs, RESPs, DPSPs, and TFSAs.

Listing:	The Common Shares currently trade on the TSX Venture Exchange under the symbol “EU”.

Closing Date:	On or about March 24th, 2022.